Exhibit (a)(1)(C)

LETTER TO ALL ELIGIBLE EMPLOYEES

Date:  July 5, 2011

Dear Bridge Capital Holdings Employee,

The Board of Directors of Bridge Capital Holdings has approved the voluntary one-time offer to exchange certain outstanding options for new options program (the “Offer to Exchange”) previously announced in an e-mail from me dated March 24, 2011 and approved by our shareholders at our annual shareholders meeting. The Offer to Exchange allows eligible employees who received certain stock option grants (as discussed in the enclosed documents) the opportunity to exchange those certain eligible options for new options at a price which is equal to the fair market value at the close of trading on the new option grant date, expected to be August 1, 2011.

The specific details of the Offer to Exchange as well as a listing of your Eligible Option Grants are enclosed in this package.  Please review these materials carefully so that you can make an informed decision on whether or not to participate in the program.

If you wish to participate in the Offer to Exchange, you must complete and deliver the Election Form directly to the Human Resources Department.  Please maintain a duplicate copy of your completed Election Form for your records.  The offer will expire at 11:59 p.m., Pacific Standard Time, on August 1, 2011, unless the offer is extended.

If you do not wish to participate in the Offer to Exchange, you are still required to complete an election form and indicate accordingly.

This letter is an introduction to the offer, but does not detail all the terms and conditions that apply.

Thank you,

Daniel P. Myers

President and Chief Executive Officer